					Exhibit 12.1

Joy Global Inc.
Computation of Ratio of Earnings to Fixed Charges
In Millions

	FYE	FYE	FYE	FYE	FYE
	2002	2003	2004	2005	2006

Income (loss) from continuing operations before
provision (benefit) for income taxes and minority
interest per Statement of Income	(43.8)	28.2	94.7	227.5	450.4
Add:
Portion of rents representative of the
interest factor	5.1	5.8	5.6	5.4	5.6
Interest on indebtedness, including amortization
of debt expense and premium	31.0	27.0	24.3	15.2	5.7
Amortization of debtor-in-posession debt expense
(included in reorganization costs)	-	-	-	-	-
Subtract:
Equity income recorded on investment
in Asea AB	-		-	-	-
Earnings	(7.7)	61.0	124.6	248.1	461.7

Interest on indebtedness, including amortization
of debt expense and premium	31.0	27.0	24.3	15.2	5.7
Amortization of debtor-in-posession debt expense
(included in reorganization costs)	-	-	-
Rents
Consolidated rent expense	15.2	17.4	16.9	16.3	16.7
Portion of rents representative
of the interest factor (1/3)	5.1	5.8	5.6	5.4	5.6
Fixed charges	36.1	32.8	29.9	20.6	11.3

Ratio of earnings to fixed charges	-	1.9	4.2	12.0	41.0

Additional Earnings needed to cover	43.8	-	-	-	-